 Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2019

Glyfada , Greece, June 11, 2019, Globus Maritime Limited ("Globus," the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2019.

•	In Q1 2019, Average operating expenses per vessel per day decreased by about 19% compared to Q1 2018

Financial Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2019	2018
Total revenues	3,543	3,938
Adjusted (LBITDA)/EBITDA (1)	374	387
Total comprehensive loss	(472)	(1,535)
Basic loss per share (2)	(0.15)	(0.48)
Daily Time charter equivalent rate (“TCE”) (3)	6,736	8,039
Average operating expenses per vessel per day	4,634	5,745
Average number of vessels	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the three month period ended March 31, 2019 was 3,209,604 compared to 3,189,678 shares for the three month period ended March 31, 2018.

(3)	Daily Time charter equivalent rate (“TCE”) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 11.1 Years as of March 31, 2019					300,571

Current Fleet Deployment

All of our vessels are currently operating on short term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“We are pleased with our performance during the first quarter of 2019 despite the difficulties in the market this period we have managed to reduce our operating expenses while taking steps to strengthen our balance sheet. This has been a very precarious first quarter where rates in the dry bulk sector have taken an unexpected dive. We do see several factors that might have contributed to that, such as lower seasonal demand, weather disruptions in Australia and the Vale dam failure. Undoubtedly, weak rates have had a negative impact on the hiring of our vessels that were operating on the spot market during the quarter. However, the market is now at much better levels than what it was in the first two months of the year.

“Whilst we remain cautious, we are at the same time more optimistic about the latter part of the year where we expect rates to improve mainly due to continuous demand from China for dry bulk goods and the IMO 2020 regulations which we believe will have a positive impact on spot charter rates as the effective capacity of the fleet will be reduced since their owners in their efforts to comply with said regulations will try to burn more expensive compliant fuels more efficiently.

“At this time we are pleased to report our recent developments as follows:

•	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note may be converted into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue.
•	In May and June we have executed term sheets leading to the refinance of the entire fleet later in the month.

“We will continue to strive to keep our operational costs down and maximize shareholder value, we feel fortunate that at these difficult times we have the full support of our investors and financial institutions.”

Management Discussion and Analysis of the Results of Operations

First Quarter of the Year 2019 compared to the First Quarter of the Year 2018

Total comprehensive loss for the first quarter of the year 2019 amounted to $0.5 million or $0.15 basic loss per share based on 3,209,604 weighted average number of shares, compared to total comprehensive loss of $1.5 million for the same period last year or $0.48 basic loss per share based on 3,189,678 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first quarter of 2019 compared to the first quarter of 2018 (expressed in $000’s):

1st Quarter of 2019 vs 1st quarter of 2018

Net loss for the 1st Quarter of 2018	(1,535)
Decrease in voyage revenues	(395)
Increase in Voyage expenses	(93)
Decrease in Vessels operating expenses	500
Increase in Depreciation	(5)
Increase in Depreciation of dry docking costs	(241)
Increase in Total administrative expenses	(58)
Increase in Other income, net	34
Increase in Interest expense and finance costs	(221)
Increase in Gain on derivative financial instruments	1,424
Increase in Foreign exchange gains	118
Net loss for the 1st Quarter of 2019	(472)

Voyage revenues

During the three-month period ended March 31, 2019 and 2018, our Voyage revenues reached $3.5 million and $3.9 million respectively. The 10% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first quarter of 2019 compared to the same period in 2018. Daily Time Charter Equivalent rate (“TCE”) for the first quarter of 2019 was $6,736 per vessel per day versus $8,039 per vessel per day during the same period in 2018 corresponding to a decrease of 16%.

2

Voyage expenses

Voyage expenses reached $0.5 million during the first quarter of 2019 compared to $0.4 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first quarter of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Commissions	46	59
Bunkers expenses	412	277
Other voyage expenses	54	83
Total	512	419

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, decreased by $0.5 million or 19% to $2.1 million during the three month period ended March 31, 2019 compared to $2.6 million during the same period in 2018. The breakdown of our operating expenses for the three month period ended March 31, 2019 and 2018 is as follows:

	2019	2018
Crew expenses	55%	47%
Repairs and spares	18%	25%
Insurance	8%	6%
Stores	9%	15%
Lubricants	6%	5%
Other	4%	2%

Average daily operating expenses during the three month period ended March 31, 2019 and 2018 were $4,634 per vessel per day and $5,745 per vessel per day respectively, corresponding to a decrease of 19%. This is attributed to the efforts of the Company to keep the costs down while maintaining high utilization performance.

Depreciation of dry docking costs

Depreciation charge of dry docking costs during the first quarter of 2019 reached $0.5 million compared to $0.2 million during the same period in 2018. This is due to the increased cost of dry dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in the first quarter of 2019.

Interest expense and finance costs

Interest expense and finance costs for the first quarter of 2019 reached $0.7 million compared to $0.5 million for the same quarter of 2018 and are analyzed as follows:

In $000’s	2019	2018
Interest payable on long-term borrowings	621	463
Bank charges	8	8
Amortization of debt discount	29	19
Other finance expenses	54	1
Total	712	491

Gain on derivative financial instruments

The gain on the derivative financial instruments is mainly attributed to the valuation of the “New Convertible Note” as of March 31, 2019, which is discussed further in a following section of this Press Release.

Liquidity and capital resources

As of March 31, 2019 and 2018 our cash and cash equivalents were $3.0 million and $2.1 million respectively.

3

Net cash used in operating activities for the three-month period ended March 31, 2019 was $1.1 million compared to Net cash generated from operating activities of $0.1 million during the respective period in 2018. The decrease in our cash from operations was mainly attributed to the increase in prepayments and other assets from $0.8 million during the first quarter of 2018 to $1.8 million during the three-month period under consideration.

Net cash used in financing activities during the three-month period ended March 31, 2019 and 2018 were as follows:

	Three months ended March 31,
In $000’s	2019	2018
Repayment of long term debt	(1,136)	(694)
Proceeds from issuance of Convertible Note	5,000	-
Net proceeds from shareholders loan (Firment Shipping)	900	-
Proceeds from issuance of share capital	-	600
Restricted cash	(150)	(140)
Interest paid	(580)	(528)
Net cash generated from / (used in) financing activities	4,034	(762)

As of March 31, 2019, we and our vessel-owning subsidiaries had outstanding borrowings under our loan agreements of an aggregate of $42.6 million compared to $41 million as of March 31, 2018, gross of unamortized debt discount.

New Convertible Note

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. We will use part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt. The Convertible Note was issued in a transaction exempt from registration under the Securities Act. As of the date hereof, no conversion of the Convertible Note has occurred.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the period ended March 31, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1.4 million, which was classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive loss.

Subsequent Events

Conversion of Debt and Issuance of Shares

On May 2, 2019, Globus announced that, in accordance with the terms and provisions of the revolving credit facility, dated November 21, 2018, between the Company and Firment Shipping Inc., an entity deemed as an affiliated party through common control, the Company has elected to convert the aggregate outstanding principal balance and accrued interest of $3,170,136 into 1,132,191 shares of common stock of the Company.

Amended agreement with the bank

In May 2019 the Company agreed under a supplemental agreement with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) on waivers and relaxations of its loan covenants.

Loan Refinancing

In May and June, the Company signed term sheets for the refinance of the entire fleet. The new loan provides 75% financing on the assets at a rate of LIBOR +8.5%. The term of the new loan is 3 years. There is no fixed loan amortization for the first 18 months, but rather a cash sweep that takes effect after all costs are paid plus $1,000 per day. We expect to close the loan within the month of June.

4

Selected Consolidated Financial & Operating Data

	Three months ended
		March 31,
	2019	2018
(in thousands of U.S. dollars, except per share data)	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	3,543	3,938
Total Revenues	3,543	3,938

Voyage expenses	(512)	(419)
Vessel operating expenses	(2,085)	(2,585)
Depreciation	(1,139)	(1,134)
Depreciation of dry docking costs	(454)	(213)
Administrative expenses	(463)	(397)
Administrative expenses payable to related parties	(128)	(136)
Share-based payments	(10)	(10)
Other (expenses)/income, net	30	(4)
Operating (loss)/profit before financing activities	(1,218)	(960)
Interest expense and finance costs	(712)	(491)
Gain on derivative financial instruments	1,424	-
Foreign exchange (losses)/gains, net	34	(84)

Total comprehensive loss for the period	(472)	(1,535)

Basic & diluted loss per share for the period(1)	(0.15)	(0.48)
Adjusted EBITDA (2)	374	387

(1)	The weighted average number of shares for the three month period ended March 31, 2019 was 3,209,604, compared to 3,189,678 shares for the three month period ended March 31, 2018.

(2)	Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

5

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended
		March 31,
(Expressed in thousands of U.S. dollars)	2019	2018
	(Unaudited)

Total comprehensive loss for the period	(472)	(1,535)
Interest and finance costs, net	712	491
Foreign exchange losses/(gains) net,	(35)	84
Depreciation	1,139	1,134
Depreciation of dry docking costs	454	213
Gain on derivative financial instruments	(1,424)	-
Adjusted EBITDA	374	387
Share-based payments	10	20
Payment of deferred dry docking costs	(353)	(120)
Net (increase)/decrease in operating assets	(1,135)	(819)
Net (decrease)/increase in operating liabilities	(19)	651
Provision for staff retirement indemnities	1	1
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	(1)	(20)
Net cash generated from/(used in) operating activities	(1,123)	100

	Three months ended
		March 31,
(Expressed in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(1,123)	100
Net cash (used in)/generated from investing activities	-	(26)
Net cash (used in)/generated from financing activities	4,034	(762)

	As of March 31,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2019	2018
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	82,176	83,750
Other non-current assets	654	130
Total non-current assets	82,830	83,880
Cash and cash equivalents	2,957	46
Other current assets	4,145	2,748
Total current assets	7,102	2,794
Total assets	89,932	86,674
Total equity	40,588	41,050
Total debt net of unamortized debt discount	41,068	36,868
Other liabilities	8,276	8,756
Total liabilities	49,344	45,624
Total equity and liabilities	89,932	86,674

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2018	13	140,334	(99,297)	41,050
Loss for the period	-	-	(472)	(472)
Share-based payments	-	10	-	10
As at March 31, 2019	13	140,344	(99,769)	40,588

6

	Three months ended March 31,
	2019	2018

Ownership days (1)	450	450
Available days (2)	450	438
Operating days (3)	448	429
Fleet utilization (4)	99.6%	98.1%
Average number of vessels (5)	5	5
Daily time charter equivalent (“TCE”) rate (6)	6,736	8,039
Daily operating expenses (7)	4,634	5,745

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2019	2018
	(Unaudited)
Voyage revenues	3,543	3,938
Less: Voyage expenses	512	419
Net revenues excluding bareboat charter revenues	3,031	3,519
Available days net of bareboat charter days	450	438
Daily TCE rate*	6,736	8,039

*Subject	to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 11.1 years as of March 31, 2019.

7

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

8